NeoMedia Technologies, Inc.
                          2201 Second Street, Suite 600
                            Fort Myers, Florida 33901


                                February 6, 2006


Mr. Adam Halper
United States Securities and Exchange Commission
100 F Street
Mail Stop 4561
Washington, D.C.  20549


      Re:      NeoMedia Technologies, Inc.
               Request for Acceleration of Registration Statement on Form S-4 File No. 333-123848

Ladies and Gentlemen:

      NeoMedia Technologies, Inc. (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-123848), filed on April 5, 2005, as amended, to 4:30 pm on February 6, 2006, or as soon thereafter as practicable.

      Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Nicholson Graham, LLP, counsel to the Company.

In addition, the Company acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               NEOMEDIA TECHNOLOGIES, INC.


                               By:  /s/ Charles T. Jensen, President & CEO
                                    --------------------------------------------
                                        Charles T. Jensen, President & CEO